Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2026

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	Notes	March 31, 2026	December 31, 2025
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,332,866	1,125,381
Trade receivables	5	777,975	717,373
Recoverable taxes		21,572	13,429
Income taxes recoverable		25,833	23,046
Other assets	7	66,179	62,947
Total current assets		2,224,425	1,942,176

Non-current assets
Trade receivables	5	41,567	34,985
Deferred tax assets	19	4,676	12,552
Other assets	7	129,553	125,480
Investment in associate	8	50,607	46,518
Property and equipment	9	699,016	711,485
Right-of-use assets	11.2.2	902,538	896,758
Intangible assets	10	5,573,118	5,587,980
Total non-current assets		7,401,075	7,415,758
Total assets		9,625,500	9,357,934

Liabilities
Current liabilities
Trade payables		134,138	123,581
Loans and financing	11.2.1	132,099	60,668
Lease liabilities	11.2.2	55,478	55,772
Accounts payable to selling shareholders	11.2.3	57,325	110,640
Advances from customers		151,115	158,035
Dividends payable	14	308,332	192
Labor and social obligations		245,680	217,526
Taxes payable		37,385	36,043
Income taxes payable		117,657	112,638
Other liabilities		7,758	8,946
Total current liabilities		1,246,967	884,041

Non-current liabilities
Loans and financing	11.2.1	1,992,413	1,993,599
Lease liabilities	11.2.2	1,021,597	1,009,974
Accounts payable to selling shareholders	11.2.3	302,342	329,957
Taxes payable		74,459	77,487
Income taxes payable		26,358	-
Provision for legal proceedings	20	131,832	128,220
Other liabilities		42,985	43,471
Total non-current liabilities		3,591,986	3,582,708
Total liabilities		4,838,953	4,466,749

Equity	14
Share capital		17	17
Additional paid-in capital		2,319,509	2,320,422
Treasury shares		(372,786)	(306,010)
Share-based compensation reserve		213,964	202,815
Retained earnings		2,584,194	2,634,552
Equity attributable to the owners of the Company		4,744,898	4,851,796
Non-controlling interests		41,649	39,389
Total equity		4,786,547	4,891,185
Total liabilities and equity		9,625,500	9,357,934

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	March 31, 2026	March 31, 2025
		(unaudited)	(unaudited)

Revenue	16	1,012,712	936,360
Cost of services	17	(314,649)	(282,639)
Gross profit		698,063	653,721

Selling, general and administrative expenses	17	(287,661)	(264,942)
Allowance for expected credit losses	17	(17,843)	(16,558)
Other income		4,871	2,506
Other expenses		(3,830)	(2,200)

Operating income		393,600	372,527

Finance income	18	53,297	43,481
Finance expenses	18	(147,647)	(138,475)
Net finance result		(94,350)	(94,994)

Share of profit of equity-accounted investee, net of tax	8	4,967	4,285

Income before income taxes		304,217	281,818

Income taxes expenses	19
Current		(34,578)	(31,928)
Deferred		(7,876)	7,146

Net income		261,763	257,036

Other comprehensive income		-	-

Total comprehensive income		261,763	257,036

Net income / total comprehensive income attributable to:
Owners of the Company		257,019	251,999
Non-controlling interests		4,744	5,037
		261,763	257,036

Basic earnings per common share	15	2.88	2.79
Diluted earnings per common share	15	2.85	2.76

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2026 and 2025

(In thousands of Brazilian reais)

		Equity attributable to the owners of the Company
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2025		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583
Net income		-	-	-	-	251,999	251,999	5,037	257,036
Total comprehensive income		-	-	-	-	251,999	251,999	5,037	257,036
Share-based compensation	13	-	-	-	6,963	-	6,963	-	6,963
Treasury shares transferred to executives from exercise of stock options		-	(582)	2,204	-	-	1,622	-	1,622
Dividends declared	14	-	-	-	-	(129,784)	(129,784)	(5,005)	(134,789)
Balances at March 31, 2025 (unaudited)		17	2,343,939	(271,751)	194,460	2,134,090	4,400,755	40,660	4,441,415

Balances at January 1, 2026		17	2,320,422	(306,010)	202,815	2,634,552	4,851,796	39,389	4,891,185
Net income		-	-	-	-	257,019	257,019	4,744	261,763
Total comprehensive income		-	-	-	-	257,019	257,019	4,744	261,763
Share-based compensation	13	-	-	-	11,149	-	11,149	-	11,149
Treasury shares repurchase	14	-	-	(69,511)	-	-	(69,511)	-	(69,511)
Restricted stock units transferred under the share-based compensation plan		-	(371)	263	-	-	(108)	-	(108)
Treasury shares transferred to executives from exercise of stock options		-	(542)	2,472	-	-	1,930	-	1,930
Dividends declared	14	-	-	-	-	(307,377)	(307,377)	(2,484)	(309,861)
Balances at March 31, 2026 (unaudited)		17	2,319,509	(372,786)	213,964	2,584,194	4,744,898	41,649	4,786,547

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2026 and 2025

(In thousands of Brazilian reais)

	Notes	March 31, 2026	March 31, 2025
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		304,217	281,818
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	17	93,077	91,755
Write-off of property and equipment	9	362	305
Allowance for expected credit losses	5, 17	17,843	16,558
Share-based compensation expenses	17	11,149	6,963
Net foreign exchange differences		893	476
Accrued interest	18	86,895	76,939
Accrued interest on lease liabilities	11.2.2, 11.5, 18	30,211	29,563
Share of profit of equity-accounted investee, net of tax	8	(4,967)	(4,285)
Provision (reversal) for legal proceedings		5,409	408

Changes in assets and liabilities
Trade receivables	5	(85,027)	(55,632)
Recoverable taxes		(10,930)	(6,392)
Other assets	7	(6,965)	(6,131)
Trade payables		10,557	1,893
Taxes payable		1,362	10,787
Advances from customers		(6,920)	214
Labor and social obligations		28,154	29,774
Provision for legal proceedings	20	(1,259)	-
Other liabilities		(908)	(4,777)
		473,153	470,236
Income taxes paid		(6,357)	(6,386)
Net cash flows from operating activities		466,796	463,850

Investing activities
Acquisition of property and equipment	9	(12,762)	(38,477)
Acquisition of intangibles assets	10	(32,016)	(17,735)
Dividends received	8	-	5,598
Acquisition of assets and subsidiaries, net of cash acquired	11.2.3	(65,005)	(65,162)
Payments of interest		-	(14,536)
Net cash flows used in investing activities		(109,783)	(130,312)

Financing activities
Payments of principal of loans and financing	11.5	(5,254)	(769)
Payments of interest	11.2.3, 11.5	(28,087)	(44,980)
Payments of principal of lease liabilities	11.2.2, 11.5	(13,792)	(11,904)
Payments of interest of lease liabilities	11.2.2, 11.5	(32,200)	(29,167)
Treasury shares repurchase	14	(69,511)	-
Proceeds from exercise of stock options		1,930	1,622
Dividends paid	11.5, 14	(1,721)	(3,991)
Net cash flows from (used in) financing activities		(148,635)	(89,189)
Net foreign exchange differences		(893)	(476)
Net increase (decrease) in cash and cash equivalents		207,485	243,873
Cash and cash equivalents at the beginning of the period	4	1,125,381	911,015
Cash and cash equivalents at the end of the period	4	1,332,866	1,154,888

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
1.	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, focused on medical schools, under the regulations of the Ministry of Education (“MEC”). The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2025

On May 7, 2025, Afya Participações S.A. (“Afya Brazil”) acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributed 60 medical school seats to Afya. FUNIC started its operations in the second semester of 2025.

The aggregate purchase price was R$100,000. The price and payment conditions were: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025 and presented in “Acquisition of assets and subsidiaries, net of cash acquired” in the consolidated statements of cash flows; and (ii) R$40,000 payable in three equal annual installments adjusted by 100% of the Brazilian interbank interest rate (“CDI”). FUNIC’s installments are not contingent consideration and therefore are not included in the fair value disclosure. The time value on the deferred installments were recognized as finance expense using the effective interest rate method.

The acquisition includes a potential additional payment for up to 60 medical school seats, contingent upon regulatory approval. If approved by MEC within 36 months from the closing date, an additional payment of R$1,000 per approved seat will become payable. Afya Brazil does not have a legal or constructive obligation at the acquisition date or at any reporting date. Upon approval, the additional seats will give rise to additional licenses, which will be recognized and measured at that time, together with the recognition of the related liability.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and applied the optional ‘concentration test’, designed to simplify the evaluation of whether an acquired set of activities and assets is not a business. Since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, Management concluded that the transaction does not fall under the definition of a business, but an acquisition of assets, which were measured on initial recognition at cost allocated to identifiable assets and liabilities on a relative fair value basis.

The valuation techniques used to licenses with indefinite useful life, which were the most representative asset acquired, were the With-and-without method, which consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

2.	Material accounting policies

2.1 Basis of preparation

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and in the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025.

The primary source of Afya’s revenue is from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 7, 2026.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	March 31, 2026	December 31, 2025
				(unaudited)
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”) (i)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) See Note 1.

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025. Certain amendments apply for the first time in 2026, but do not have significant impacts on the Company’s unaudited interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

3.	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated based on the three reportable segments.

The tables below present assets and liabilities information for the Company’s operating segments as of March 31, 2026 and December 31, 2025:

As of March 31, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	9,202,124	257,539	167,961	9,627,624	(2,124)	9,625,500
Current assets	2,027,256	98,603	100,690	2,226,549	(2,124)	2,224,425
Non-current assets	7,174,868	158,936	67,271	7,401,075	-	7,401,075

Total liabilities and equity	9,202,124	257,539	167,961	9,627,624	(2,124)	9,625,500
Current liabilities	1,020,337	116,904	111,850	1,249,091	(2,124)	1,246,967
Non-current liabilities	3,480,419	86,445	25,122	3,591,986	-	3,591,986
Equity	4,701,368	54,190	30,989	4,786,547	-	4,786,547

Other disclosures
Investment in associate (i)	50,607	-	-	50,607	-	50,607
Capital expenditures (ii)	18,409	10,963	15,406	44,778	-	44,778

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2025	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current assets	1,765,066	92,221	98,854	1,956,141	(13,965)	1,942,176
Non-current assets	7,194,898	153,476	67,384	7,415,758	-	7,415,758

Total liabilities and equity	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current liabilities	689,074	113,729	95,203	898,006	(13,965)	884,041
Non-current liabilities	3,474,357	84,581	23,770	3,582,708	-	3,582,708
Equity	4,796,533	47,387	47,265	4,891,185	-	4,891,185

Other disclosures
Investment in associate (i)	46,518	-	-	46,518	-	46,518
Capital expenditures (ii)	38,136	11,310	6,766	56,212	-	56,212

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets for the three-month period ended March 31, 2025.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2026 and 2025:

March 31, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	892,465	76,822	43,425	1,012,712	-	1,012,712
Inter-segment	-	2,124	-	2,124	(2,124)	-
Revenue	892,465	78,946	43,425	1,014,836	(2,124)	1,012,712
Cost of services	(273,696)	(27,367)	(15,710)	(316,773)	2,124	(314,649)
Gross profit	618,769	51,579	27,715	698,063	-	698,063
SG&A expenses						(287,661)
Allowance for expected credit losses						(17,843)
Other income						4,871
Other expenses						(3,830)
Operating income						393,600
Finance income						53,297
Finance expenses						(147,647)
Share of profit of equity-accounted investee, net of tax						4,967
Income before income taxes						304,217
Income taxes expenses						(42,454)
Net income						261,763

March 31, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	827,372	69,855	39,133	936,360	-	936,360
Inter-segment	-	1,248	2,551	3,799	(3,799)	-
Revenue	827,372	71,103	41,684	940,159	(3,799)	936,360
Cost of services	(250,498)	(23,036)	(12,904)	(286,438)	3,799	(282,639)
Gross profit	576,874	48,067	28,780	653,721	-	653,721
SG&A expenses						(264,942)
Allowance for expected credit losses						(16,558)
Other income						2,506
Other expenses						(2,200)
Operating income						372,527
Finance income						43,481
Finance expenses						(138,475)
Share of profit of equity-accounted investee, net of tax						4,285
Income before income taxes						281,818
Income taxes expenses						(24,782)
Net income						257,036

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4.           Cash and cash equivalents

	March 31, 2026	December 31, 2025
	(unaudited)
Cash and bank deposits	25,796	15,470
Cash equivalents	1,307,070	1,109,911
	1,332,866	1,125,381

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of March 31, 2026, the average interest on these investments is equivalent to 101.1% of the CDI rate (December 31, 2025: 101.2%). Cash equivalents denominated in U.S. dollars totaled R$11,913 as of March 31, 2026 (December 31, 2025: R$23,422).

5.           Trade receivables

	March 31, 2026	December 31, 2025
	(unaudited)
Tuition fees	598,837	596,568
Educational content (i)	48,393	44,679
FIES (ii)	183,873	139,158
Educational credits (iii)	52,636	33,399
Mobile app subscription (iv)	18,493	21,484
Other	20,779	17,226
	923,011	852,514
Allowance for expected credit losses	(103,469)	(100,156)
	819,542	752,358
Current	777,975	717,373
Non-current	41,567	34,985

(i) Related to trade receivables from sales of e-books and medical courses through the Continuing education’s platform.

(ii) Related to trade receivables from the FIES program, created by the Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of March 31, 2026 and December 31, 2025, the aging of trade receivables was as follows:

	March 31, 2026	December 31, 2025
	(unaudited)
Neither past due nor impaired	423,626	383,887
Past due:
1 to 30 days	169,065	128,785
31 to 90 days	165,188	165,512
91 to 180 days	87,114	102,369
More than 180 days	78,018	71,961
	923,011	852,514

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for expected credit losses for the three-month periods ended March 31, 2026 and 2025, were as follows:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Opening balance	(100,156)	(71,477)
Additions	(17,843)	(16,558)
Write-offs	14,530	10,784
Closing balance	(103,469)	(77,251)

6.           Related parties

The tables below summarize the balances and transactions with related parties:

	March 31, 2026	December 31, 2025
	(unaudited)
Assets
Trade receivables (i)	420	384
Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	166,859	170,562
UNIVAÇO Patrimonial Ltda.	17,135	17,553
IESVAP Patrimonial Ltda.	27,403	27,970
	211,817	216,469
Current	420	-
Non-current	211,397	216,469

Liabilities
Lease liabilities
RVL Esteves Gestão Imobiliária S.A.	200,129	202,513
UNIVAÇO Patrimonial Ltda.	22,528	22,802
IESVAP Patrimonial Ltda.	35,157	35,475
	257,814	260,790
Current	9,831	9,447
Non-current	247,983	251,343

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Income (expenses)
UEPC (i)	151	221
Depreciation - Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	(3,263)	(2,897)
UNIVAÇO Patrimonial Ltda.	(418)	(396)
IESVAP Patrimonial Ltda.	(567)	(538)
Lease liabilities payments
RVL Esteves Gestão Imobiliária S.A.	(7,928)	(6,914)
UNIVAÇO Patrimonial Ltda.	(962)	(921)
IESVAP Patrimonial Ltda.	(1,388)	(1,329)
	(14,375)	(12,790)

(i) Refers to sales of educational content to UEPC.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statements of income and other comprehensive income comprised the following:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Short-term employee benefits	4,019	3,835
Share-based compensation plans	6,630	3,655
	10,649	7,490

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 13 for additional information on the share-based compensation plans.

7.           Other assets

	March 31, 2026	December 31, 2025
	(unaudited)
Indemnification assets - Note 20	80,917	80,379
Advances	25,612	40,205
Judicial deposits	20,574	19,274
Prepaid expenses	36,940	18,070
Other FIES credits	6,186	6,866
Convertible loans from venture capital investments	16,057	13,240
Dividends	3,600	6,287
Other assets	5,846	4,106
	195,732	188,427
Current	66,179	62,947
Non-current	129,553	125,480

8.           Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	March 31, 2026	December 31, 2025
	(unaudited)
Current assets	29,658	27,686
Non-current assets	117,748	118,550
Current liabilities	(31,991)	(44,726)
Non-current liabilities	(90,670)	(90,394)
Equity	24,745	11,116
Company’s share in equity - 30%	7,424	3,335
Goodwill	43,183	43,183
Carrying amount of the investment	50,607	46,518

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Revenue	45,197	41,229
Cost of services	(13,093)	(13,567)
Selling, general and administrative expenses	(10,675)	(10,569)
Allowance for expected credit losses	(798)	(1,686)
Other income	676	1,454
Other expenses	(2,259)	(1,651)
Net finance result	(1,845)	(197)
Income before income taxes	17,203	15,013
Income taxes expenses	(645)	(731)
Net income	16,558	14,282
Company’s share of profit, net of tax	4,967	4,285

The movements during the three-month periods ended March 31, 2026 and 2025 are shown below:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Opening balance	46,518	54,442
Share of profit, net of tax	4,967	4,285
Dividends received	-	(5,598)
Dividends receivable - Other assets	(878)	-
Closing balance	50,607	53,129

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually. As of March 31, 2026 and December 31, 2025, no impairment had to be recognized.

9.           Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025. The following table shows the balances and movements in property and equipment during the three-month periods ended March 31, 2026 and 2025.

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2025	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	113	7,587	-	-	7,131	4,765	380	1,159	17,342	38,477
Write-off (i)	-	(85)	-	(319)	(285)	(455)	(80)	-	-	(1,224)
Transfer	8,295	-	-	-	-	-	-	36,528	(44,823)	-
As of March 31, 2025 (unaudited)	107,774	156,909	18,852	1,123	131,664	113,127	33,853	347,100	16,553	926,955

As of January 1, 2026	108,502	177,983	18,852	1,007	153,283	129,731	34,651	351,462	69,186	1,044,657
Additions	-	1,769	-	-	2,630	1,834	91	-	6,438	12,762
Write-off (i)	-	(18)	-	-	(638)	(226)	-	-	-	(882)
Transfer	1,192	-	-	-	-	-	-	6,394	(7,586)	-
As of March 31, 2026 (unaudited)	109,694	179,734	18,852	1,007	155,275	131,339	34,742	357,856	68,038	1,056,537

Depreciation
As of January 1, 2025	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(1,161)	(4,903)	-	(80)	(3,621)	(4,476)	(772)	(11,479)	-	(26,492)
Write-off (i)	-	78	-	185	168	408	80	-	-	919
As of March 31, 2025 (unaudited)	(15,123)	(49,935)	-	(32)	(31,533)	(45,563)	(22,402)	(92,205)	-	(256,793)

As of January 1, 2026	(18,924)	(62,426)	-	(140)	(43,014)	(60,464)	(24,632)	(123,572)	-	(333,172)
Depreciation	(1,198)	(5,201)	-	(70)	(4,276)	(5,369)	(710)	(8,045)	-	(24,869)
Write-off (i)	-	14	-	-	283	223	-	-	-	520
As of March 31, 2026 (unaudited)	(20,122)	(67,613)	-	(210)	(47,007)	(65,610)	(25,342)	(131,617)	-	(357,521)

Net book value
As of March 31, 2026 (unaudited)	89,572	112,121	18,852	797	108,268	65,729	9,400	226,239	68,038	699,016
As of December 31, 2025	89,578	115,557	18,852	867	110,269	69,267	10,019	227,890	69,186	711,485

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10.        Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Intangible in progress	Other	Total
Cost
As of January 1, 2025	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	-	-	-	-	3,269	2,828	4,198	7,440	-	17,735
Transfer	-	-	-	-	27,456	-	-	-	(27,456)	-	-
As of March 31, 2025 (unaudited)	1,526,733	3,360,786	182,060	612,827	123,409	111,538	105,351	139,018	7,457	1,055	6,170,234

As of January 1, 2026	1,526,733	3,460,415	182,060	612,136	127,760	133,373	112,074	166,070	68,545	1,055	6,390,221
Additions	-	-	-	-	2	6,560	573	10,182	14,699	-	32,016
Transfer	-	-	-	-	43,422	-	-	-	(43,422)	-	-
As of March 31, 2026 (unaudited)	1,526,733	3,460,415	182,060	612,136	171,184	139,933	112,647	176,252	39,822	1,055	6,422,237

Amortization
As of January 1, 2025	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(1,281)	(20,084)	(5,740)	(5,322)	(4,978)	(8,955)	-	(26)	(46,386)
As of March 31, 2025 (unaudited)	-	-	(39,825)	(404,768)	(47,498)	(66,022)	(47,613)	(60,054)	-	(316)	(666,096)

As of January 1, 2026	-	-	(43,671)	(458,862)	(66,877)	(81,482)	(59,376)	(91,577)	-	(396)	(802,241)
Amortization	-	-	(1,646)	(17,432)	(8,072)	(5,511)	(1,556)	(12,635)	-	(26)	(46,878)
As of March 31, 2026 (unaudited)	-	-	(45,317)	(476,294)	(74,949)	(86,993)	(60,932)	(104,212)	-	(422)	(849,119)

Net book value
As of March 31, 2026 (unaudited)	1,526,733	3,460,415	136,743	135,842	96,235	52,940	51,715	72,040	39,822	633	5,573,118
As of December 31, 2025	1,526,733	3,460,415	138,389	153,274	60,883	51,891	52,698	74,493	68,545	659	5,587,980

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2025. There were no impairment indicatives of goodwill and intangible assets with indefinite lives as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

There were no impairment indicatives of intangible assets with finite useful lives as of and for the three-month period ended March 31, 2026 and for the year ended December 31, 2025.

11.        Financial assets and liabilities

11.1.	Financial assets

	March 31, 2026	December 31, 2025
At amortized cost	(unaudited)
Cash and cash equivalents	1,332,866	1,125,381
Trade receivables	819,542	752,358
Other FIES credits - Other assets	6,186	6,866
Dividends receivable - Other assets	3,600	6,287
	2,162,194	1,890,892
Current	2,114,441	1,849,041
Non-current	47,753	41,851

11.2.	Financial liabilities

	March 31, 2026	December 31, 2025
At amortized cost	(unaudited)
Trade payables	134,138	123,581
Loans and financing	2,124,512	2,054,267
Lease liabilities	1,077,075	1,065,746
Accounts payable to selling shareholders	45,340	115,447
Dividends payable	308,332	192
	3,689,397	3,359,233
Current	645,161	326,432
Non-current	3,044,236	3,032,801

	March 31, 2026	December 31, 2025
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	3,337	3,337
Accounts payable to selling shareholders (Unidom)	310,990	321,813
	314,327	325,150
Current	42,211	24,421
Non-current	272,116	300,729

11.2.1.	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2026	December 31, 2025
				(unaudited)
FINEP	Brazilian real	TJLP p.y.	July 2027	-	5,262
IFC	Brazilian real	CDI + 1.05% p.y.	April 2030	530,112	510,672
Commercial notes	Brazilian real	CDI + 0.70% p.y.	October 2028	531,485	512,678
Commercial notes	Brazilian real	CDI + 0.85% p.y.	October 2030	1,062,915	1,025,655
				2,124,512	2,054,267
Current				132,099	60,668
Non-current				1,992,413	1,993,599

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.2.	Leases

The Company has property lease contracts with maturities between one and 30 years. There are no contract modification, sublease or variable payments in the period. The remeasurements are related to index-based updates of the lease payments amounts.

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2026 and December 31, 2025 and the movements during the three-month periods ended March 31, 2026 and 2025 are shown below:

	Right-of-use assets		Lease liabilities
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Opening balance	896,758	842,219	1,065,746	978,336
Additions	3,221	5,593	3,221	5,593
Remeasurement	24,802	17,332	24,802	17,332
Depreciation expense	(21,330)	(18,877)	-	-
Interest expense	-	-	30,211	29,563
Payments of principal	-	-	(13,792)	(11,904)
Payments of interest	-	-	(32,200)	(29,167)
Write-off (i)	(913)	(569)	(913)	(569)
Closing balance	902,538	845,698	1,077,075	989,184

Balances:	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
	(unaudited)		(unaudited)
Current	-	-	55,478	55,772
Non-current	902,538	896,758	1,021,597	1,009,974

(i) Refers to early termination of lease contracts.

The Company recognized lease expenses from short-term leases and low-value assets of R$3,287 and R$2,558 for the three-month periods ended March 31, 2026 and 2025, respectively.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
11.2.3.	Accounts payable to selling shareholders

	Interest rate	March 31, 2026	December 31, 2025
		(unaudited)
Accounts payable at amortized cost (deferred consideration)
DelRey	Selic	-	71,604
FUNIC	CDI	45,340	43,843
Accounts payable at fair value (contingent consideration)
Shosp	-	454	454
CardioPapers	-	2,883	2,883
Unidom	CDI	310,990	321,813
		359,667	440,597
Current		57,325	110,640
Non-current		302,342	329,957

The movements during the three-month periods ended March 31, 2026 and 2025 are shown below:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Opening balance	440,597	530,772
Payments of principal	(65,005)	(65,162)
Payments of interest	(28,041)	(14,536)
Interest	1,535	4,601
Remeasurement of contingent consideration	10,581	10,666
Closing balance	359,667	466,341

11.3.	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2026 (unaudited)		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,124,512	2,048,448	2,054,267	2,056,492
	2,124,512	2,048,448	2,054,267	2,056,492

The Company assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables and accounts payable to selling shareholders approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2025 to March 31, 2026.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
11.4.	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of March 31, 2026.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	March 31, 2026	Index	Base rate
	(unaudited)
Cash equivalents	1,295,157	CDI	189,930
Loans and financing	(2,124,512)	CDI	(330,092)
Accounts payable to selling shareholders	(356,330)	CDI	(52,202)
Net exposure			(192,364)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(8,893)	(17,785)

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$11,913 as of March 31, 2026 (December 31, 2025: R$23,422).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.2188 to U.S. dollar 1.00) as of March 31, 2026, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	11,913	1,191	(1,191)

11.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position on March 31, 2026 and December 31, 2025.

11.4.3.	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2026 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	134,138	-	-	-	134,138
Loans and financing	298,139	1,342,808	1,465,786	-	3,106,733
Lease liabilities	181,788	355,918	335,331	1,330,829	2,203,866
Accounts payable to selling shareholders	62,095	143,964	139,018	292,840	637,917
	676,160	1,842,690	1,940,135	1,623,669	6,082,654

As of December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	123,581	-	-	-	123,581
Loans and financing	308,292	1,360,411	1,473,733	-	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
	736,818	1,839,704	1,990,573	1,845,068	6,412,163

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.5.	Changes in liabilities arising from financing activities

	January 1, 2026	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	March 31, 2026
							(unaudited)
Loans and financing	2,054,267	(5,254)	(46)	-	74,779	766	2,124,512
Lease liabilities	1,065,746	(13,792)	(32,200)	28,023	30,211	(913)	1,077,075
Dividends payable	192	(1,721)	-	309,861	-	-	308,332
	3,120,205	(20,767)	(32,246)	337,884	104,990	(147)	3,509,919

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	March 31, 2025
							(unaudited)
Loans and financing	2,195,161	(769)	(44,980)	-	61,672	1,590	2,212,674
Lease liabilities	978,336	(11,904)	(29,167)	22,925	29,563	(569)	989,184
Dividends payable	-	(3,991)	-	134,789	-	-	130,798
	3,173,497	(16,664)	(74,147)	157,714	91,235	1,021	3,332,656

The changes in equity arising from financing activities are disclosed in the consolidated statements of changes in equity.

12.        Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current period and previous years.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2026.

13.        Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$14,091 and R$12,872 are recognized in cost of services and selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the three-month periods ended March 31, 2026 and 2025, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019, as amended, and granted to senior executives and other employees of the Company from that date.

During the three-month period ended March 31, 2026 the Company had the following grants of stock options to its executives:

March 2026
(unaudited)
Amount	40,000
Exercise price at the measurement date	R$60.38
Dividend yield (%)	0%
Expected volatility (%)	28-39%
Risk-free interest rate (%)	13-15%
Expected life of stock options (years)	1-5
Share price at the measurement date	R$71.62
Valuation model	Binomial
Weighted average fair value at the measurement date	R$26.22

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in stock options for the three-month periods ended March 31, 2026 and 2025:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		March 31, 2026	March 31, 2025
		(unaudited)	(unaudited)
Outstanding at January 1	65.91	1,843,369	1,610,679
Granted	60.38	40,000	-
Exercised	64.65	(31,156)	(27,800)
Expired	61.87	(20,000)	-
Outstanding at March 31	62.25	1,832,213	1,582,879
Exercisable	62.67	329,063	399,402

The share-based compensation expenses of R$5,324 and R$3,644 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the three-month periods ended March 31, 2026 and 2025, respectively.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the three-month period ended March 31, 2026 the Company had the following grants of RSUs to its executives:

March, 2026
(unaudited)
Amount	20,000
Weighted average fair value at the measurement date	R$71.62
Vesting period (years)	1-4

The table below presents the number and movements in stock options for the three-month periods ended March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Outstanding at January 1	719,718	656,634
Granted	20,000	-
Exercised	(4,570)	-
Outstanding at March 31	735,148	656,634

Total RSU expenses of R$5,825 and R$3,319 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the three-month period ended March 31, 2026 and 2025, respectively. Labor and social obligations expenses were R$883 and R$1,008 for the three-month periods ended March 31, 2026 and 2025, respectively.

14.        Equity

Share capital

As of March 31, 2026 and December 31, 2025, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 55,148,697 class A common shares and 38,574,134 class B common shares. As of March 31, 2026 and December 31, 2025, the Company’s authorized capital was US$50 thousand divided into 1,000,000,000 shares of a nominal value of US$0.00005 each.

Dividends

In the three-month period ended March 31, 2026, CCSI and IESVAP approved the payment of dividends of R$9,936, which R$7,452 was distributed to the Company and R$2,484 to non-controlling shareholders (March 31 2025: R$22,205, which R$17,200 was distributed to the Company and R$5,005 to non-controlling shareholders).

On March 12, 2026, the Company’s Board of Directors approved a dividend distribution in the amount of R$307.377, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, paid in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

Treasury shares

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. During the three-month period March 31, 2026, the Company’s cash outflow was R$69,511.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below illustrates the number and movements in treasury shares during the three-month periods ended March 31, 2026 and 2025:

	Number of treasury shares	Average price (in Brazilian Reais)

Outstanding at January 1, 2025	3,455,538	79.28
Delivered under the share-based compensation plans	(27,800)	79.28
Outstanding at March 31, 2025 (unaudited)	3,427,738	79.28

Outstanding at January 1, 2026	3,855,150	79.52
Repurchased	890,830	78.03
Delivered under the share-based compensation plans	(34,469)	79.33
Outstanding at March 31, 2026 (unaudited)	4,711,511	79.24

15.        Earnings per shares

The table below presents the basic and diluted earnings per share calculations:

	March 31, 2026	March 31, 2025
Numerator	(unaudited)	(unaudited)
Net income attributable to the owners of the Company	257,019	251,999
Interest on convertible preference shares	-	16,666
Profit attributable to equity holders adjusted for the effect of the dilution	257,019	268,665
Denominator
Weighted average number of outstanding shares	89,372,342	90,278,384
Effects of dilution from stock options and restricted stock units	756,879	1,057,400
Effects of dilution from convertible shares	-	5,917,888
Weighted average number of outstanding shares adjusted for the effect of dilution	90,129,221	97,253,672

Basic earnings per share (R$)	2.88	2.79
Diluted earnings per share (R$)	2.85	2.76

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16.        Revenue

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Tuition fees	1,304,694	1,165,751
Other	92,080	81,483
Deductions
Discount and scholarships	(214,542)	(160,462)
Returns	(7,650)	(5,797)
Taxes	(52,245)	(48,829)
PROUNI	(109,625)	(95,786)
	1,012,712	936,360
Timing of revenue recognition
Transferred over time	989,442	914,399
Transferred at a point in time	23,270	21,961

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the revenue for the Company’s operating segments for the three-month periods ended March 31, 2026 and 2025.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2026
					(unaudited)
Types of services or goods	892,465	78,946	43,425	(2,124)	1,012,712
Tuition fees	887,809	51,576	-	-	939,385
Other	4,656	27,370	43,425	(2,124)	73,327

Timing of revenue recognition	892,465	78,946	43,425	(2,124)	1,012,712
Transferred over time	887,809	60,332	43,425	(2,124)	989,442
Transferred at a point in time	4,656	18,614	-	-	23,270

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2025
					(unaudited)
Types of services or goods	827,372	71,103	41,684	(3,799)	936,360
Tuition fees	823,828	45,898	-	-	869,726
Other	3,544	25,205	41,684	(3,799)	66,634

Timing of revenue recognition	827,372	71,103	41,684	(3,799)	936,360
Transferred over time	823,828	53,787	40,583	(3,799)	914,399
Transferred at a point in time	3,544	17,316	1,101	-	21,961

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17.        Costs and expenses by nature

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Payroll (i)	(344,432)	(309,433)
Hospital and medical agreements	(17,678)	(18,636)
Depreciation and amortization	(93,077)	(91,755)
Lease expenses	(3,287)	(2,558)
Utilities	(5,287)	(5,410)
Maintenance	(28,893)	(31,700)
Share-based compensation	(11,149)	(6,963)
Tax expenses	(3,160)	(3,244)
Sales and marketing	(27,516)	(20,827)
Allowance for expected credit losses	(17,843)	(16,558)
Travel expenses	(4,518)	(4,824)
Consulting fees	(7,361)	(6,333)
Other	(55,952)	(45,898)
	(620,153)	(564,139)
Cost of services	(314,649)	(282,639)
Selling, general and administrative expenses	(287,661)	(264,942)
Allowance for expected credit losses	(17,843)	(16,558)

(i) Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

18.        Finance result

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Financial income from cash equivalents	37,887	27,551
Interest earned	13,547	14,532
Other	1,863	1,398
Finance income	53,297	43,481

Interest expense	(86,895)	(76,939)
Interest expense on lease liabilities	(30,211)	(29,563)
Interest on educational financing programs	(11,609)	(10,973)
Financial discounts	(11,116)	(12,536)
Bank fees	(1,460)	(1,127)
Exchange variance	(1,579)	(590)
Other	(4,777)	(6,747)
Finance expenses	(147,647)	(138,475)

Net finance result	(94,350)	(94,994)

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19.        Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Income taxes expenses

The Company calculates the income taxes expenses using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax.

The table below presents the reconciliation of income taxes expenses for the three-month periods ended March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Income before income taxes	304,217	281,818
Statutory income taxes rate	34%	34%
Income taxes at statutory rate	(103,434)	(95,818)

Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(4,142)	(8,795)
PROUNI - Fiscal incentive (i)	141,266	131,430
Share of profit of equity-accounted investee, net of tax	1,689	1,457
Unrecognized deferred taxes assets on tax losses	(41,362)	(38,907)
Recognized deferred taxes	(7,876)	7,146
Presumed profit income taxes regime effect (ii)	-	(189)
Permanent adjustments:
Gifts	(1,310)	(159)
Sponsorship	(225)	(270)
Other	(759)	(379)
Pillar Two	(26,358)	(23,212)
Other	57	2,914
Income taxes expenses	(42,454)	(24,782)
Current	(34,578)	(31,928)
Deferred	(7,876)	7,146
Effective rate	14.0%	8.8%

(i) The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

The table below shows the balances of deferred tax assets and liabilities as of March 31, 2026 and December 31, 2025:

	December 31, 2025	Additions (i)	March 31, 2026
			(unaudited)
Deferred tax assets
Tax losses carry forward	1,703	256	1,959
Temporary differences:
Allowance for expected credit losses	1,196	(11)	1,185
IFRS 16 - Leases:
Right-of-use assets	56,180	(18,279)	37,901
Lease liabilities	(47,232)	15,472	(31,760)
Provision for profit sharing	2,047	(1,335)	712
Provision for legal proceedings and contingencies	7,672	295	7,967
Amortization of intangible assets	44,486	2,003	46,489
Other	67	(53)	14
	66,119	(1,652)	64,467
Deferred tax liabilities
Tax benefit from tax deductible goodwill	(25,293)	(6,224)	(31,517)
Fair value remeasurements on business combinations	(28,274)	-	(28,274)
	(53,567)	(6,224)	(59,791)
Deferred tax assets (liabilities), net	12,552	(7,876)	4,676

(i) Recognized in the consolidated statements of income and other comprehensive income.

The deferred tax assets were limited to the expected amount to be recovered, with the corresponding impact recognized in the consolidated statements of income and other comprehensive income.

As of March 31, 2026, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,660,537 of tax-basis (March 31, 2025: R$1,372,592 ) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$395,320 of tax basis from temporary differences recognized as deferred tax assets as result of expected future taxable income.

20.        Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2025	31,455	25,140	56,926	113,521
Additions	5,018	2,393	2,035	9,446
Reversals and payments (i)	(1,958)	(2,575)	(2,835)	(7,368)
Balances as of March 31, 2025 (unaudited)	34,515	24,958	56,126	115,599

Balances as of January 1, 2026	43,729	28,044	56,447	128,220
Additions	3,359	2,527	1,958	7,844
Payments	(635)	(624)	-	(1,259)
Reversals (i)	(2,024)	(738)	(211)	(2,973)
Balances as of March 31, 2026 (unaudited)	44,429	29,209	58,194	131,832

(i) Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2026	December 31, 2025
	(unaudited)
Labor	37,135	36,818
Civil	59,431	59,145
Taxes	30,328	30,530
	126,894	126,493

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities. Therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$80,917 (December 31, 2025: R$80,379) is presented in non-current other assets.

21.        Non-cash transactions

During the three-month periods ended March 31, 2026 and 2025, the Company carried out non-cash transactions which are not reflected in the consolidated statements of cash flows. The main non-cash transactions are as follows:

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	28,023	22,925
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	538	(1,670)
Dividends payable	308,332	130,798

*****

F-31